Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

April 29, 2020
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Allianz Life Insurance Company of North America
Post-Effective Amendment No. 2 submitted April 9, 2020, File No. 333-230899 (Index Advantage ADV)
(Accession No. 0000080019-20-000007)
Mr. Cowan:
On April 9, 2020, the above-referenced post-effective amendment was filed via Edgar to finalize the prospectus, to include financial statements and other final information and responses to comments received from you, and to request effectiveness. A duplicate version of Post-Effective Amendment No. 2 was submitted in error and we are therefore requesting withdrawal of the above mentioned filing under form type AW pursuant to Rule 477 and request that the first version, filed on April 9, 2020, be declared effective.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address or email listed above.

Sincerely,
Allianz Life Insurance Company of North America

By:	/s/ Stewart D. Gregg
Stewart D. Gregg
Senior Securities Counsel
cc:	Samantha Rawleigh